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                                                  Exhibit 11

                  OWENS & MINOR, INC. AND SUBSIDIARIES

               Calculation Of Net Income Per Common Share

   (In thousands, except per share amounts)
                                          Year ended December 31
                                         1994     1993      1992
   Income from continuing operations   $ 7,919  $18,517    $15,435

   Discontinued operations:

   Income from discontinued
     operations, net of taxes                -        -         77

   Gain on disposals, net of other
     provisions and taxes                    -      911      5,610

   Cumulative effect of change in
     accounting principles                   -      706       (730)

   Net income                            7,919   20,134     20,392

   Dividends on preferred stock          3,309        -          -

   Net income attributable to
     common shares                     $ 4,610   $20,134   $20,392

   Weighted average common shares
     and common share equivalents*:

   Common shares outstanding            30,764   30,428     29,394

   Common share equivalents-dilutive
     stock options                         344      585        288

   Weighted average common shares
     and common share equivalents       31,108   31,013     29,682

   Net income per common share:

   Continuing operations               $   .15  $   .60    $   .52

   Discontinued operations                   -      .03        .20

   Cumulative effect of change
     in accounting principles                -      .02       (.03)

   Net income per common share         $   .15  $   .65    $   .69

   * A  3-for-2 stock split was distributed on June 8, 1994 to shareholders
     of  record as  of May  24, 1994.    All applicable  share and  per share
     information has been restated to reflect this transaction.